SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **August 14, 2003**

Commission File Number	Registrant, State of Incorporation, Address and Telephone Number	I.R.S. Employer Identification Number
0-33207	**GREAT PLAINS ENERGY INCORPORATED** (A Missouri Corporation) 1201 Walnut Street Kansas City, Missouri 64106 (816) 556-2200 NOT APPLICABLE (Former name or former address, if changed since last report)	43-1916803
1-707	**KANSAS CITY POWER & LIGHT COMPANY** (A Missouri Corporation) 1201 Walnut Street Kansas City, Missouri 64106 (816) 556-2200 NOT APPLICABLE (Former name or former address, if changed since last report)	44-0308720

Great Plains Energy Incorporated (Great Plains Energy) and Kansas City Power & Light Company (KCP&L) (the Registrants) are separately filing this combined Current Report on Form 8-K (Report). Information contained herein relating to an individual Registrant is filed by such registrant on its own behalf. Each Registrant makes representations only as to information relating to itself.

ITEM 5.   OTHER EVENTS AND REGULATION FD DISCLOSURE

Exhibit 99 to this Report, which is incorporated by reference herein, gives effect to the following material items within the Registrants' (i) historical December 31, 2002 and 2001 consolidated financial statements and notes thereto, (ii) Management's Discussion and Analysis of Financial Conditions and Results of Operation, (iii) Selected Financial Data, and (iv) Schedule II - Valuation and Qualifying Accounts and Reserves, as reported in Registrants' combined Annual Report on Form 10-K for the year ended December 31, 2002 (2002 Annual Report):

-    the June 30, 2003, disposition of R. S. Andrews Enterprises, Inc. (RSAE);

-    the January 1, 2003, adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations"; and

-    the January 1, 2003, adoption of SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections".

As previously disclosed in the Registrants' combined Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, the Home Service Solutions Inc. (HSS) board of directors on June 13, 2003, approved a plan to dispose of its interest in residential services provider RSAE. On June 30, 2003, HSS completed the disposition of its interest in RSAE. Under SFAS No. 144, the Registrants are required to present RSAE's operations as discontinued operations for all periods subsequent to HSS' acquisition of a majority interest in RSAE and the resulting consolidation effective January 1, 2001.

The Registrants on January 1, 2003, adopted SFAS No. 143 and are providing an additional transitional disclosure related to the adoption. The added disclosure illustrates the pro forma effect on asset retirement obligations if the provisions of SFAS No. 143 had been applied beginning January 1, 2000.

The Registrants also adopted on January 1, 2003, SFAS No. 145 and are retroactively applying the effect of the adoption. SFAS No. 145 requires the Registrants to recast the 2001 gain on early extinguishment of debt as an ordinary gain rather than the historical 2001 presentation as an extraordinary item presented in accordance with SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt an amendment of APB Opinion No. 30". As a result, the Registrants have recast their respective consolidated statements of income and related disclosures to reflect the 2001 gain on early extinguishment of debt in Income from Equity Investments and the related tax effect in Income Taxes.

Exhibit 99 to this Report includes Item 6. Selected Financial Data, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 8. Consolidated Financial Statements, and Schedule II - Valuation and Qualifying Accounts and Reserves as listed in Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K from the 2002 Annual Report recast for the effects of the matters discussed above. **No attempt has**

been made in this Report to modify or update the disclosures in these four Items for items occurring subsequent to December 31, 2002, except as required to reflect the effects of the matters discussed above.

Exhibit 99 to this Report also includes a glossary of terms, cautionary statements regarding certain forward-looking information, the Independent Auditors' Reports and Reports of Independent Accountants on Great Plains Energy and Subsidiaries' and KCP&L and Subsidiaries' financial statements for the periods presented and the Independent Auditors' Report for DTI Holdings, Inc. and subsidiaries (Debtors-in-Possession).

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS

Great Plains Energy Incorporated and Kansas City Power & Light Company

(c) <u>Exhibit No</u>.

99	Recast Item 6. Selected Financial Data, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 8. Consolidated Financial Statements, and Schedule II - Valuation and Qualifying Accounts and Reserves as listed in Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K to the combined Annual Report on Form 10-K of Great Plains Energy Incorporated and Kansas City Power & Light Company for the year ended December 31, 2002.

Great Plains Energy Incorporated

(c) <u>Exhibit No.</u>

12.1	Ratio of Earnings to Fixed Charges
23.1.a	Consent of Independent Auditors - Deloitte & Touche LLP
23.1.b	Consent of Independent Accountants - PricewaterhouseCoopers LLP
23.1.c	Consent of Independent Auditors - Deloitte & Touche LLP

Kansas City Power & Light Company

(c) <u>Exhibit No.</u>

12.2	Ratio of Earnings to Fixed Charges
23.2.a	Consent of Independent Auditors - Deloitte & Touche LLP
23.2.b	Consent of Independent Accountants - PricewaterhouseCoopers LLP
23.2.c	Consent of Independent Auditors - Deloitte & Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREAT PLAINS ENERGY INCORPORATED

/s/Jeanie Sell Latz
Jeanie Sell Latz
Executive Vice President-Corporate and Shared Services and Secretary

KANSAS CITY POWER & LIGHT COMPANY

/s/Jeanie Sell Latz
Jeanie Sell Latz
Secretary

Date: August 14, 2003